June 8, 2006
VIA EDGAR AND HAND DELIVERY
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	PGT, Inc. Amendment No. 2 to Registration Statement on Form S-1, filed May 25, 2006 (“Amendment No. 2”) SEC File No. 333-132365
Dear Ms. Long:
          On behalf of our client, PGT, Inc. (the “Company”), we submit this letter to respond to your letter to Mr. Rodney Hershberger, dated June 1, 2006, with respect to the above-referenced filing. Today, the Company electronically filed Amendment No. 3 (“Amendment No. 3”) to the registration statement on Form S-1 (the “Registration Statement”) to register the Company’s common stock, par value $.01 per share, in connection with the Company’s proposed initial public offering (the “IPO”).
          For the Staff’s convenience, enclosed are two (2) paper copies of Amendment No. 3, marked to show all changes from Amendment No. 2 to the Registration Statement filed on May 25, 2006, and two (2) paper copies of each of the exhibits filed with Amendment No. 3. We note that three of these exhibits have been filed in redacted form, subject to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended. Also enclosed are copies of correspondence with Ms. Tracey Houser and Mr. Andrew P. Schoeffler of the Staff regarding Amendment No. 2.
          For ease of reference, the Staff’s comments are set forth below in italics. The Company’s responses to the Staff’s comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff’s comment letter of June 1, 2006.

Ms. Pamela A. Long
June 8, 2006

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3. Unless otherwise indicated, page references in our response are to the marked copy of Amendment No. 3.
Management’s discussion and analysis of financial condition and results of operations, page 29
Recapitalization transactions, page 31
1.	Q: We note on February 14, 2006, you entered into an amended and restated senior secured credit facility and a second lien senior secured credit facility. In connection with this transaction, you wrote off approximately $4.6 million of unamortized deferred financing costs related to the prior credit facility. Please tell us how you determined that your amended and restated senior secured credit facility is substantially different from your previous line of credit, resulting in the extinguishment of your previous line of credit. Refer to EITF 96-19 for guidance.

A: In response to the Staff’s comment, we respectfully submit that, in order to determine the proper accounting for the unamortized portion of the deferred financing costs relating to the previous debt, the Company followed the guidance in EITF 96-19 and compared the present value of the cash flows (both principal and interest) of the debt under the old instrument with the debt under the new instrument entered into in February 2006. The increase in the present value of the cash flows on the new debt instrument was in excess of 10%, thereby requiring that the unamortized portion of the deferred financing costs on the old debt instrument be written off. In following the guidance, the Company wrote off the $4.6 million of unamortized deferred financing costs.
Critical Accounting Policies and Estimates, page 32
2.	Q: We note your revised disclosure on page 34 of the amended Form S-1 in response to comment 16 in our letter dated May 15, 2006. In the revised disclosure, you reference the American Institute of Certified Public Accountant’s practice aid as the guidance that supports your methodology for fair valuing your shares of common stock underlying the stock options. Chapter 12 of this practice aid also discusses the disclosures that should be included in an IPO registration statement for equity instruments granted within 12 months of the most recent balance sheet date. The disclosures the practice aid recommends correspond to the disclosures we requested you to include in your Form S-1 in our previous comment. As such, please revise your disclosure either within MD&A or your audited footnotes to provide the following disclosure for the fair value of your stock options we previously requested and provide us with the additional information we are requesting:
• Descriptions of how you estimated the fair value of your common stock at July 5, 2005 and November 30, 2005, the dates that you granted stock options during the past fiscal year. Such descriptions should address:

Ms. Pamela A. Long
June 8, 2006

•	The significant factors and assumptions underlying your market multiple and comparable transaction methodologies to estimate the fair value of your common stock as of July 5, 2005. Please supplementally tell us the companies used to arrive at the appropriate market multiple and what the comparable transactions were.

•	How you determined a lack of marketability discount of 20% as of July 5, 2005 is reasonable.

•	The significant factors and assumptions underlying your market multiple, comparable transaction, and discounted cash flow methodologies to estimate the fair value of your common stock as of November 30, 2005. Please supplementally tell us the companies used to arrive at the appropriate market multiple and what the comparable transactions were.

•	How you determined a lack of marketability discount of 10% as of November 30, 2005 is reasonable.

•	A reconciliation of and/or description of the differences in the fair value of your common stock as of July 5, 2005 versus November 30, 2005.

•	A discussion of any other discounts used to estimate the fair value of your common stock as of July 5, 2005 and as of November 30, 2005.
• Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your common stock and the estimated IPO price.
A: In response to the Staff’s comment, we have revised the disclosure on pages 36 through 38 accordingly.
Results of Operations, page 34
3.	Q: We note your response to comment 17 in our letter dated May 15, 2006. It remains unclear to us why you are unable to quantify the extent to which net sales were impacted by increases or decreases in pricing, volume and the introduction of new products in accordance with the disclosure requirements of Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-K. We acknowledge that the units within your product lines can be quite different, making it difficult for you to quantify changes in volume. We also acknowledge that your products have several different custom features that greatly change the nature of the price and mix of products. However, while we acknowledge these disparities in the products you offer, we also note your response to comment 28 in which you conclude that all products within the WinGuard product line are similar

Ms. Pamela A. Long
June 8, 2006

products and all products other than WinGuard products are similar products. We therefore assume that your products are sufficiently similar to include quantification of the extent to which increases or decreases in pricing, volume and the introduction of new products impact net sales for each period presented. If you continue to believe that you are unable to provide the required information, please (i) revise your disclosure clarify why you have been unable to provide the required information and (ii) provide us additional information for us to understand how you reached the conclusion that you only are required to disclose two lines of products in accordance with paragraph 37 of SFAS 131.

A: In response to the Staff’s comment, we have revised the disclosure on page 39 accordingly. In addition, we supplementally inform the Staff that, although the Company manufactures a great number of different products, with a wide variety of custom features, such products are essentially the same, in that they consist of windows and doors for residential homes. For purposes of paragraph 37 of SFAS 131, the fact that the Company manufactures a number of products is not a determining factor, but rather whether they consist of “a group of similar products.” The Company’s products are all “similar products,” other than the distinction between WinGuard impact-resistant products and Other products.

4.	Q: We note your revised disclosure in response to comment 19 in our letter dated May 15, 2006. However, it is unclear how the revision adequately addresses our comment. As such, please revise your discussion for fiscal year 2005 and the first quarter of fiscal year 2006 to adequately address the following:
• For the 2004 comparison with 2003, you discuss the major impact four major hurricanes had on your operating results during 2004. However, you provide no such discussion when comparing 2005 with 2004. As such, it is unknown whether you have fully recovered from the impacts of the hurricanes in 2004 or whether you were impacted by the major hurricanes that occurred in 2005.

• Your 2005 gross profit margins remain lower than your 2003 gross profit margins.

Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance. Otherwise, please tell us how your current disclosure adequately addresses our comment.
A: In response to the Staff’s comment, we have revised the disclosure on page 41 accordingly.
Certain Relationships and Related Party Transactions, page 72
5.	Q: We note your disclosure that your related party transactions with Builders FirstSource, Inc. are “in arm’s length transactions.” Please remove this phrase, as it

Ms. Pamela A. Long
June 8, 2006

does not comply with paragraph 3 of SFAS 57. Otherwise, please tell us why you believe such statement should be included as a disclosure.
A: In response to the Staff’s comment, we have removed the referenced disclosure from page 76.
PGT, Inc. and Subsidiary Consolidated Financial Statements for the Fiscal year Ended
December 31, 2005
Consolidated Statements of Operations, page F-3
6.	Q: We note from your disclosure on page 28, footnote 2, that you are including the management fees paid to JLL partners below income (loss) from operations. From your disclosure on page 72, the management fees are for management, consulting, financial planning and other services. As such, it appears that these fees should be classified within income (loss) from operations, as the fees do not appear to meet the definition of non-operating expenses. Refer to Rule 5-03 of Regulation S-X for guidance.

A: In response to the Staff’s comment, we have reclassed the amount to selling, general and administrative expense and revised the disclosure throughout Amendment No. 3.
2. Summary of Significant Accounting Policies, page F-8
Stock compensation, page F-15
7.	Q: We are currently in process of reviewing your response to comment 30 in our letter dated May 15, 2006. We may have additional comments.

A: We acknowledge the Staff’s comment and refer to our response letter dated June 7, 2006, to the Staff’s letter to Mr. Rodney Hershberger, dated June 6, 2006.
12. Income Taxes, page F-24
8.	Q: We note your revised disclosure in response to comment 32 in our letter dated May 15, 2006. Since the predecessor’s net operating loss (NOL) was recognized and utilized during the 11-month period ended January 1, 2005, it may be more appropriate to delete your reference to this NOL.

A: In response to the Staff’s comment, we have revised the disclosure to eliminate the referenced net operating loss in Note 12 to our consolidated financial statements included in the prospectus.
20. Pro Forma Disclosure (Unaudited), page F-29

Ms. Pamela A. Long
June 8, 2006

9.	Q: We note that you will include pro forma net income per common share for fiscal year 2005 to reflect the number of shares that would have to be issued to replace the $83.5 million distribution paid to your shareholders on February 17, 2006 in accordance with SAB Topic 1:B.3. As requested in comment 39 in our letter dated April 6, 2006, please also reflect the $20 million cash dividend paid during the third quarter of fiscal year 2005 in your pro forma net income per common share. We also note that you will use the proceeds to repay a portion of your outstanding debt. Please include the number of shares whose proceeds will be sufficient to repay the debt in your determination of the number of pro forma shares outstanding.

A: In response to the Staff’s comment, we have revised the disclosure on page F-29 accordingly.

10.	Q: As requested in comment 100 in our letter dated April 6, 2006, please provide a discussion of the pro forma effects of the second amended and restated $235 million senior secured credit facility and a $115 million second lien term loan you entered into on February 14, 2006 on your pro forma condensed consolidated statement of operations and earnings per share. Please note that if actual interest rates can vary from those depicted, please also disclose the effect on income of a 1/8 percent variance in interest rates. Refer to Rules 11-01(a)(8) and 11-02(b)(1) of Regulation S-X for guidance.

A: In response to the Staff’s comment, as discussed with Ms. Jeanne Baker and Ms. Tracey Houser of the Staff on June 2, 2006, we supplementally inform the Staff that there are no pro forma effects as a result of the matters referenced in the Staff’s comment because the level of indebtedness and the interest rate on such indebtedness before such transactions and after the offering will be substantially the same.
PGT, Inc. and Subsidiary Consolidated Financial Statements for the Fiscal Quarter Ended
April 1, 2006
2. Summary of Significant Accounting Policies, page F-34
Stock compensation, page F-35
11.	Q: We note your disclosure, “Under APB 25, compensation cost was recorded only to the extent that the exercise price exceeded the fair value of our Company’s stock on the date of grant.” This statement does not appear to be in accordance with APB 25. Please revise.

A: In response to the Staff’s comment, we have revised the disclosure on page F-35 accordingly.
* * * *

Ms. Pamela A. Long
June 8, 2006

          In addition to the responses to the Staff’s comments described above, Amendment No. 3 includes other changes that are intended to update and render more complete the information contained therein.
          Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.
Very truly yours,
/s/ Allison Land Amorison
Allison Land Amorison

cc:	Jeanne Baker (w/enclosures)
Tracey Houser (w/enclosures)
Andrew P. Schoeffler (w/enclosures)
Rodney Hershberger